EXHIBIT 99.14

DUPLICATE

Number: BC0071412

CERTIFICATE

OF

CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that CREAM MINERALS LTD. changed its name to AGAVE SILVER CORP. on October 2, 2013 at 03:17 Pacific Time.